Filed by Digene Corporation
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Digene Corporation
Commission File No.: 000-28194

Email from:	Corporate Communications at Digene.com
Date:	Friday, July 13, 2007
Sent to:	All employees — Digene Corporation
QIAGEN-Digene Merger Update
As we move closer to the merger of QIAGEN and Digene, plans are now being finalized to convene the Integration Steering Committee, Project Team and various sub-teams in Maryland on July 23-25. During this working session, the teams will begin drafting detailed proposals for the integration of the various functional areas of the two companies, as well as recommend their priorities in the first months after the merger. The proposals coming out of the July session will then be reviewed and considered by the steering committee and project team. So, stay tuned! In the merger update following the July meetings, we will highlight some of the deliverables and next steps.
In our last merger update, we also promised a chart comparing QIAGEN benefits for European employees to those offered to Digene staff. However, this is not possible due to differences in local legal regulations that affect social security, pension schemes, etc. Nevertheless, we can confirm that some benefits are common to all QIAGEN locations in Europe: These include an equity-based, performance-oriented compensation system, as well as compensation packages that are in line with the market. All QIAGEN employees in Europe are eligible for an annual bonus payment, and the company also supports return from parental leave by offering part-time positions. (In Hilden, an on-site kindergarten is available.) QIAGEN also has introduced a performance-appraisal system called PES for our managers in the region, and has implemented a program to identify and develop employees with the potential to progress within the company. This includes an extensive in-house training portfolio, such as certified MBA, leadership and general management programs.
And finally, below you will find answers to several more questions posed by employees from both companies:
1. Question: It has been said that QIAGEN and Digene make a strong, strategic fit. Women’s health is a core aspect of Digene’s identity. What QIAGEN products focus on women’s health?
Answer: A significant number of products in QIAGEN’s portfolio are used to improve women’s health. For example, QIAGEN offers a number of real-time PCR kits in this field, such as a kit for the detection of C. trachomatis, a highly sensitive assay for Chlamydia. QIAGEN also sells real-time HPV assays in China. In addition, QIAGEN’s sample & assay technologies were used by Merck in the development of its HPV vaccine, Gardasil. And together with Sequenom, QIAGEN is jointly developing pre-natal diagnostic solutions that could, for instance, eliminate the need for women to have amniocentesis to assess the risk for Down syndrome.

2. Question: Does QIAGEN have a specific location for the molecular diagnostics business? Will this change with the integration of Digene?
Answer: No. None of the QIAGEN locations are limited to a specific business or market segment. One key to the strength of QIAGEN is that we leverage our technologies across all customer and business segments.
3. Question: What will happen to the Digene name?
Answer: As announced in previous communications, the name of the combined company will be QIAGEN. Whether Digene will continue to be used as part of the branding for the HPV test is still under consideration. This issue will be explored by a “global branding” sub-team with equal representation from both companies. However, we intend to leverage the strong franchise Digene has built into our joint organization as much as we can.
4. Question: Should employees at Digene or QIAGEN avoid taking any vacation or other time off during the rest of July and August, in anticipation of the merger?
Answer: Employees should continue to operate according to “business as usual.” If vacations or other time off are cleared with employees’ managers, they can be taken as planned.
5. Question: The benefits chart that was circulated earlier this month lists vacation/personal days for U.S. QIAGEN employees as starting with 12 days. But, the QIAGEN Web site shows that new employees get 10 days vacation and 5 personal days. What is the policy now?
Answer: In the chart provided last week, vacation and personal days for U.S. staff were combined, stating that QIAGEN employees receive 12+ vacation and personal holidays. That is because new employees who start with QIAGEN on Jan. 1 receive 10 vacation days plus two personal days. The plus sign (+) indicates that employees receive additional days upon their anniversary every year. The QIAGEN Web site reads: “We offer 10 days of paid vacation to new employees and, in addition, up to five paid personal days and 11 paid holidays, and seven days of paid sick leave per year.” In an employee’s second year, he or she gets three personal days; in the third year, he or she receives four days; and in the fourth year, he or she receives five days.
6. Question: What are QIAGEN’s strategies for overseas marketing for Digene’s products?
Answer: One of the key points of value in the merger of QIAGEN and Digene is the strategic fit that should create benefit for both companies. QIAGEN’s broad, international presence and sales strength is expected to accelerate Digene’s global rollout of its HPV test. As a consequence, we expect the overseas marketing activities for Digene products to be expanded and enhanced with the merger. However, concrete plans for future joint marketing activities are still being developed. The Integration Project Team, which includes members from both companies, will begin discussing details related to this area in the near future.

7. Question: The current share prices of both QIAGEN and Digene have reached a long-term high. Does that mean that financial markets have already anticipated a successful closing? What are the chances that another company will come up with another offer?
Answer: Indeed, prices for the shares of both companies have increased over the last few weeks. We believe the market recognizes what we believe to be the compelling rationale for the transaction. In addition, the overall market has been on an upswing. QIAGEN and Digene believe that the likelihood of another offer being made is relatively low.
8. Question: Will job titles be changed as part of the integration?
Answer: Possible changes in employee job titles are under consideration by the integration team and its appropriate sub-teams.
Thomas Theuringer and Pam Rasmussen
QIAGEN-Digene Communications Team
Forward-Looking Statements
This communication contains certain forward-looking statements. These forward-looking statements may include, but are not limited to, statements concerning the benefits expected to result from the contemplated transaction. They are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all; risks relating to the integration of the technologies and businesses of QIAGEN and Digene; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.
Additional Information
QIAGEN has filed a Registration Statement on Form F-4, as amended, and a Schedule TO, as amended, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene have commenced an exchange offer and mailed a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.
In addition to the Registration Statement on Form F-4, as amended; the Schedule TO, as amended; the Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9, as amended; and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the Securities and Exchange Commission’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the Securities and Exchange Commission’s Web site at www.sec.gov, or at the companies’ Web sites at www.qiagen.com or www.digene.com.

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